

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 12, 2017

Rory G. Ritrievi
President and Chief Executive Officer
Mid Penn Bancorp, Inc.
349 Union Street
Millersburg, PA 17061

>   **Re: Mid Penn Bancorp, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed August 17, 2017**
>   **File No. 333-220020**

Dear Mr. Ritrievi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note that the Exchange Ratio for the common stock consideration will fall within a range of 38.88 and 44.86. Please disclose, if true, that if the Average Price of Mid Penn's common stock is between $25.99 and $29.99 then each share of Scottdale common stock will be entitled to be exchanged for Mid Penn common stock worth $1,166. Please also disclose, if true, that if the Average Price for Mid Penn's common stock is below $25.99 then each share of Scottdale common stock will be entitled to be exchanged for 44.86 shares of Mid Penn common stock, valued at less than $1,166 based on its 10-day volume-weighted average five business days prior to the closing of the merger. Please make corresponding revisions throughout your prospectus as appropriate.

2.   Please disclose that Mid Penn may adjust the merger consideration if Scottdale exercises its right to terminate the merger if the Determination Date Market Value of Mid Penn common stock is less than $19.50, and the decrease in the price of Mid Penn common stock is more than 20% greater than the decrease in the SNL Small Cap Bank & Thrift Index during the same period.

Summary

Scottdale Shareholders Will Receive Shares of Mid Penn Common Stock and/or Cash…, page 12

3.   Please include in tabular format illustrative examples of how the Exchange Ratio will impact the value of the Mid Penn stock consideration being offered to Scottdale shareholders. Please make corresponding revisions throughout your prospectus as appropriate.

Exhibit Index

4.   We note that it is a condition of the merger for both you and Scottdale to receive legal opinions that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Please file the tax opinion addressed to Scottdale as Exhibit 8.2. With respect to Exhibit 8.1., as it appears that counsel has provided a short form tax opinion, please direct counsel to revise its opinion to state that the disclosure of the material tax consequences to Scottdale shareholders as set forth in the prospectus, represents the opinion of counsel. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19, available on our website, for guidance.

5.   We note that both your and Scottdale's directors and executive officers, as well as their affiliates, have agreed to vote their shares in favor of adoption of the merger agreement. Please file these agreements as exhibits to the registration statement or attach them as exhibits to the merger agreement at the end of the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Sunjeet S. Gill, Esq.